 Exhibit 99.1
RESHAPE AND VYOME UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS
On July 8, 2024, ReShape, Vyome, and Merger Sub, entered into the Merger Agreement (“Merger”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub shall be merged with and into Vyome, with Vyome surviving as a subsidiary of ReShape.
At the Effective Time of the Merger, each Vyome Share issued and outstanding immediately prior to the Effective Time (other than the shares that are owned by ReShape, Vyome, or Merger Sub and shares that will be subject to a put-call option agreement with certain stockholders of Vyome located in India) will be converted into the right to receive a number of fully paid and non-assessable ReShape Shares according to an Exchange Ratio determined at least 10 calendar days prior to the ReShape Special Meeting that will result in the holders of such Vyome Shares, together with holders of Vyome securities convertible into Vyome Shares, owning 92.54% of the outstanding ReShape Shares on a fully-diluted basis immediately after the Effective Time.
The Merger Agreement provides that, at the Effective Time, each outstanding stock option or other equity award to purchase capital stock of Vyome will be converted into equity awards to purchase a number of ReShape Shares equal to the number of shares of Vyome Common Stock issuable upon exercise of such Vyome equity award multiplied by the Exchange Ratio, with an exercise price, in the case of warrants and stock options, equal to the exercise price of such Vyome option divided by the Exchange Ratio. The exercise price and number of shares will be determined in a manner consistent with the requirements of Section 409A, and as applicable, Section 424(a) of the Internal Revenue Code, and the applicable regulations promulgated thereunder.
Simultaneously with the execution of the Merger Agreement, ReShape entered into the Asset Purchase Agreement with Biorad (“Asset Sale”). Pursuant to the Asset Purchase Agreement, and subject to the satisfaction or waiver of the conditions specified therein, ReShape will sell substantially all of its assets (excluding cash) to Biorad, and Biorad will assume substantially all of ReShape’s liabilities, for a purchase price of $2.25 million in cash, subject to adjustment based on ReShape’s actual accounts receivable and accounts payable at the closing compared to such amounts as of March 31, 2024. Biorad is party to a previously disclosed exclusive license agreement, dated September 19, 2023, with ReShape for ReShape’s Obalon® Gastric Balloon System. The proforma financials below included the anticipated impact the Asset Sale might have on our combined financial information.
Simultaneously with the execution of the Merger Agreement, ReShape, Vyome, and Vyome’s wholly- owned subsidiary Vyome Therapeutics Limited (“Vyome India”) entered into agreements with certain existing accredited investors, pursuant to which the investors have agreed to purchase of approximately $7.57 million in securities of ReShape, Vyome and Vyome India (the “Concurrent Financing”), of which approximately $0.6 million has been received in the form of bridge notes through April 21, 2025. As part of the Concurrent Financing, certain accredited investors have agreed to purchase up to $5.9 million in shares of common stock of the combined company immediately following completion of the Merger. The price per share for the common stock of the Combined Company will be calculated as a 30% discount to the price per share of the common stock for the agreed upon valuation of the combined company obtained by dividing (i) the sum of $130,000,000 and ReShape Net Cash by (ii) the sum of Total ReShape Outstanding Shares and Vyome Merger Shares. Simultaneously with the execution of the subscription agreements, Vyome entered into a securities purchase agreement with each investor pursuant to which Vyome issued to each investor a convertible promissory note in the principal amount equal to approximately 5% of such investor’s total agreed upon investment amount, which convertible notes will bear interest at 8% per annum and immediately prior to completion of the Merger will convert into a number of shares of common stock of the combined company equal to 100% of the outstanding principal and interest of the Note divided by the price per share of common stock to be purchased in the financing as set forth above. ReShape and the investors are executing and delivering the subscription agreements in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and contemporaneously with the sale of the shares of common stock will execute and deliver a registration rights agreement in substantially the form attached to the subscription agreement.

The pro forma ownership percentages of the ReShape and Vyome stockholders of the Combined Company of 7.46% and 92.54%, respectively, subject to adjust as described in this proxy/information statement-prospectus, is prior to taking into account the Concurrent Financing. Therefore, the actual ownership percentages will be different following the completion of the Concurrent Financing and, because certain of the investors in the Concurrent Financing are existing Vyome stockholders, the actual ownership percentage of the ReShape stockholders will be decreased compared to that of the Vyome stockholders after the closing of the Concurrent Financing.
The following unaudited pro forma condensed combined financial statements have been prepared to illustrate the estimated effects of the Merger. The ReShape and Vyome unaudited pro forma combined balance sheet data assume that the Asset Sale and the Merger closed on December 31, 2024, and combine the ReShape and Vyome historical balance sheets at December 31, 2024. The ReShape and Vyome unaudited pro forma condensed combined statements of operations data assume that the Asset Sale and the Merger closed as of January 1, 2024 and combine the historical results of operations of ReShape and Vyome for the year ended December 31, 2024. The unaudited pro forma condensed combined financial information was prepared pursuant to the rules and regulations of Article 11 of SEC Regulation S-X, as amended.
The Merger is accounted for as a reverse recapitalization under U.S. GAAP since ReShape will have nominal operations and assets at the time of the closing of the Merger. Vyome was determined to be the accounting acquirer based upon the terms of the Merger and other factors including (i) holders of such Shares, together with holders of Vyome securities convertible into Vyome Shares are expected to own 91.62% of the outstanding ReShape Shares on a fully-diluted basis immediately after the Effective Time, (ii) Vyome will hold substantially all of the board seats of the combined company and (iii) Vyome’s management will hold all key positions in the management of the combined company.
The unaudited pro forma condensed combined financial statements are based on and should be read in conjunction with both Vyome and ReShape Management’s Discussion and Analysis of Financial Condition and Results of Operations and Vyome and ReShape’s financial statements and related notes appearing elsewhere in this proxy/information statement-prospectus.
The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any future consolidated financial position or future results of operations that the Combined Company will experience. The unaudited pro forma condensed combined financial statements combine the historical statements of ReShape and Vyome, the Concurrent Financing undertaken, financings done by ReShape in the first quarter of 2025, and reflects the impact of the sale of substantially all of ReShape’s assets and liabilities to Biorad, for the period on a pro forma basis along with the Merger and related transactions, summarized below. The pro forma adjustments included in the accompanying unaudited pro forma condensed combined financial statements are based on currently available data and assumptions that management of ReShape believes are reasonable.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2024
(Amounts in thousands, except per share data)
	Historical
	12 months ended		Vyome Pro Forma Adjustments Note 6		ReShape Pro Forma Adjustments Note 6		Total Pro Forma Adjustments	Pro Forma Combined
	December 31, 2024	December 31, 2024
	Vyome	Reshape
Revenue	$257	$8,006	$—		$(8,006)	B	$(8,006)	$257
Cost of revenue	62	2,949	—		(2,949)	B	(2,949)	62
Gross profit	195	5,057	—		(5,057)		(5,057)	195
Operating expenses:
Selling, general and administrative	894	9,922	—		(9,777)	B	(9,777)	1,039
Research and development	284	1,803	—		(1,803)	B	(1,803)	284
Transaction costs	—	1,024	—		(1,024)	B	(1,024)	—
Impairment of long-lived assets	—	36	—		(36)	B	(36)	—
Total operating expenses	1,178	12,785	—		(12,640)		(12,640)	1,323
Operating loss	(983)	(7,728)	—		7,583		7,583	(1,128)
Other expense (income), net:
Interest expense (income), net	213	(14)	(213)	E	14	B	(199)	—
Gain on extinguishment of debt	—	(429)	—		429		429	—
Gain on changes in fair value of liability warrants	—	(52)	—		52	B	52	—
Loss on change in fair value of convertible debt	239	—	(239)	E	—		(239)	—
Loss on foreign currency exchange	—	51	—		(51)	B	(51)	—
Other, net	(4)	(193)	—		193	B	193	(4)
Loss before income tax provision	(1,431)	(7,091)	452		6,946		7,398	(1,124)
Income taxes	—	39	—		(39)	B	(39)	—
Net loss attributable to common shareholders	$(1,431)	$(7,130)	$452		$6,985		$7,437	$(1,124)
Net loss per share – basic and diluted:	$(0.76)	$(345.26)						$(0.14)
Weighted-average shares used to compute net loss per share attributable to ordinary shareholders	1,893,120	20,651						8,183,949
See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2024
(Amounts in thousands, except per share data)
	December 31, 2024	December 31, 2024	Vyome Pro Forma Adjustments Note 5	Note	ReShape Pro Forma Adjustments Note 5	Note	Total Pro Forma Adjustments	Pro Forma Combined
	Vyome	ReShape
ASSETS
Current assets:
Cash and cash equivalents	$103	$693	$5,294	D, G	$(832)	A	$4,462	$5,258
Restricted cash	—	100	—		(100)	B	(100)	—
Accounts and other receivables (net of allowance for doubtful accounts)	2	987	—		(987)	B	(987)	2
Inventory	—	2,460	—		(2,460)	B	(2,460)	—
Prepaid expenses and other current assets	86	348	—		(348)	B	(348)	86
Total current assets	191	4,588	5,294		(4,727)		567	5,346
Property and equipment, net	60	38	—		(38)	B	(38)	60
Operating lease right-of-use assets	59	116	—		(116)	B	(116)	59
Deferred tax asset, net	—	22	—		(22)	B	(22)	—
Other intangible assets, net	314	—	—		—		—	314
Other assets	758	29	(111)		(29)	B	(140)	647
TOTAL ASSETS	$1,382	$4,793	$5,183		$(4,932)		$251	$6,426
LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Accounts payable	$966	$2,208	$—		$(2,208)	B	$(2,208)	$966
Accrued and other liabilities	1,028	1,688	—		(1,688)	B	(1,688)	1,028
Warranty liability, current	—	163	—		(163)	B	(163)	—
Due to affiliates	129	—	—		—		—	129
Convertible debt – current portion	3,590	811	(3,590)	E	(811)		(4,401)	—
Operating lease liabilities, current	28	115	—		(115)	B	(115)	28
Total current liabilities	5,741	4,985	(3,590)		(4,985)		(8,575)	2,151
Operating lease liabilities, noncurrent	32	41	—		(41)	B	(41)	32
Common stock warrant liability	—	20	—		(20)	B	(20)	—
TOTAL LIABILITIES	5,773	5,046	(3,590)		(5,046)		(8,636)	2,183
Preferred stock	46,985	—	(46,985)	F	—		(46,985)	—
Common stock	2	—	—		6	C	6	8
Additional paid-in capital	4,098	642,555	57,458	D, E	(642,845)	C	(585,387)	61,266
Accumulated other comprehensive loss	(53)	(104)	—		104	B	104	(53)
Accumulated deficit	(55,423)	(642,704)	(1,700)		642,849	C	641,149	(56,978)
Total stockholders’ (deficit) equity	(4,391)	(253)	8,773		114		8,887	4,243
Total liabilities and shareholders’ (deficit) equity	$1,382	$4,793	$5,183		$(4,932)		$251	$6,426
See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
1. Description of the Merger
On July 8, 2024, ReShape, Vyome, and Merger Sub, entered into the Merger Agreement. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub shall be merged with and into Vyome, with Vyome surviving as a subsidiary of ReShape.
At the Effective Time of the Merger, each Vyome Share issued and outstanding immediately prior to the Effective Time (other than the shares that are owned by ReShape, Vyome, or Merger Sub and shares that will be subject to a put-call option agreement with certain stockholders of Vyome located in India) will be converted into the right to receive a number of fully paid and non-assessable ReShape Shares according to an Exchange Ratio determined at least 10 calendar days prior to the ReShape Special Meeting that will result in the holders of such Vyome Shares, together with holders of Vyome securities convertible into Vyome Shares, owning 92.54% of the outstanding ReShape Shares on a fully-diluted basis immediately after the Effective Time.
The Merger Agreement provides that, at the Effective Time, each outstanding stock option or other equity award to purchase capital stock of Vyome will be converted into equity awards to purchase a number of ReShape Shares equal to the number of shares of Vyome Common Stock issuable upon exercise of such Vyome equity award multiplied by the Exchange Ratio, with an exercise price, in the case of stock options, equal to the exercise price of such Vyome option divided by the Exchange Ratio. The exercise price and number of shares will be determined in a manner consistent with the requirements of Section 409A, and as applicable, Section 424(a) of the Internal Revenue Code, and the applicable regulations promulgated thereunder.
In connection with the transactions contemplated by the Merger Agreement ReShape entered into an agreement with a majority of the holders of its outstanding Series C Preferred Stock pursuant to which the holders of the Series C Preferred Stock agreed, subject to and contingent upon the completion of the Merger and the Asset Sale, to reduce the liquidation preference of the Series C Preferred Stock from $26.2 million to the greater of (i) $1 million, (ii) 20% of the purchase price paid for the Asset Sale and (iii) the excess of ReShape’s actual net cash at the effective time of the Merger over the minimum net cash required as a condition to the closing of the Merger as set forth in the Merger Agreement and described below (the “Series C Amendment”). Under the terms of the Series C Amendment, the Series C Preferred Stock would automatically terminate at the effective time of the Merger and would be paid the agreed upon reduced liquidation preference.
In the Merger, ReShape stockholders will continue to own and hold their existing ReShape Shares. Each ReShape restricted stock unit award that is outstanding and unvested immediately prior to the Effective Time, shall become fully vested as of immediately prior to, and contingent upon, the Effective Time. Each ReShape stock option that is outstanding, whether vested or unvested, immediately prior to the Effective Time shall be canceled and terminated without any payment.
2. Basis of Presentation
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. In accordance with Release No. 33-10786, the unaudited condensed combined pro forma balance sheet and statements of operations reflect transaction accounting adjustments, as well as other adjustments deemed to be directly related to the Proposed Transactions, irrespective of whether or not such adjustments are deemed to be recurring.
Reverse Stock Split
On May 9, 2025, at the commencement of trading, ReShape effected a 1-for-25 reverse stock split. Accordingly, all share and per share amounts presented in the accompanying pro forma financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split. No fractional shares were issued in connection with the reverse stock split.
On September 23, 2024, at the commencement of trading, ReShape effected a 1-for-58 reverse stock split. Accordingly, all share and per share amounts presented in the accompanying pro forma financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split. No fractional shares were issued in connection with the reverse stock split.
For accounting purposes, Vyome is considered to be the acquiring company and the Merger will be accounted for as a reverse recapitalization of ReShape by Vyome because, at the time of the Merger, ReShape is expected to have nominal assets and operations as a result of the closing of the Asset Sale.
Under reverse recapitalization accounting, the financial statement of the combined entity will represent a continuation of the financial statements of Vyome. No goodwill or intangible assets will be recognized. The unaudited pro forma condensed combined financial information of Vyome reflects the operations of the acquirer for accounting purposes together with the shares held by the stockholders of the legal acquirer and the issuance of the shares to be held by the accounting acquirer. The pro forma adjustments represent management’s best estimates and are based upon currently available information and certain assumptions that management believes are reasonable under the circumstances.
The unaudited pro forma information is not necessarily indicative of what the Combined Company’s financial position or results of operations would have been had the Merger been completed on the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the Combined Company.
There were no material transactions between ReShape and Vyome during the periods presented in the unaudited pro forma condensed combined financial statements.
3. Accounting Policies and Reclassification Adjustments
The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set out in Vyome’s consolidated financial statements as of and for the year ended December 31, 2024. Based on Vyome management’s assessment to date, the accounting policies of ReShape are similar in all material respects to Vyome’s accounting policies.
The Combined Company may, as a result, identify additional differences between the accounting policies of the two companies which, when conformed, could have a material impact on the combined consolidated financial statements.
Certain reclassifications have been made ReShape’s financial statements to conform to classifications used by Vyome.
4. Share Issuances
At the Effective Time, each Vyome Share (other than the shares that are owned by ReShape, Vyome, or Merger Sub and shares that will be subject to a put-call option agreement with certain Indian stockholders of Vyome and its’ subsidiary in India) will be converted into the right to receive a number of ReShape Shares, according to a ratio determined at least 10 days prior to the ReShape Special Meeting that will result in the holders of such Vyome Shares (not including the investors in the Concurrent Financing) owning 86.06% of the outstanding Combined Company Shares immediately after the effective time of the Merger, subject to adjustment based on whether ReShape’s net cash is greater than or less than $5 million and assuming the Concurrent Financing occurs. Based on the number of shares outstanding as of April 15, 2025, and assuming ReShape’s net cash is equal to $400,000, the Exchange Ratio would be equal to 0.7174 ReShape Shares for each share of Vyome common stock outstanding or underlying the Vyome preferred stock, without giving effect to the proposed reverse stock split of ReShape Shares described in this proxy/information statement- prospectus. However, that estimated Exchange Ratio is not final and is subject adjustment based on the actual shares outstanding, and ReShape’s actual net cash, as of the Determination Date.
Because the exact number of ReShape Shares that will be issued in exchange for each Vyome Share will not be determined until a later date, the market value of the Merger Consideration that Vyome stockholders will receive will depend both on the number of ReShape Shares to be issued and the price per ReShape Share at the Effective Time. The exact number of ReShape Shares to be Vyome and the market price per ReShape Share will not be known at the time of the ReShape Special Meeting and may be less or more than the current market price or the market price at the time of the ReShape Special Meeting.
Based on the closing price per share of ReShape Shares on The Nasdaq Capital Market on April 15, 2025 of $9.50, the date on which the assumed Exchange Ratio of 0.7174 ReShape Shares for each Vyome Share was calculated for purposes of this proxy/information statement-prospectus, the estimated value of each Vyome Share in the Merger would be approximately $6.82. The exact dollar value of the ReShape Shares that the Vyome stockholders and the ReShape stockholders will hold upon consummation of the Merger will not be known at the time of the ReShape Special Meeting and may be greater than, the same as or less than the current market price of ReShape Shares at the time of the ReShape Special Meeting. The market price of the ReShape Shares is subject to general price fluctuations in the market for publicly traded equity securities and has experienced volatility in the past and may vary significantly from the date of the ReShape Special Meeting. As a result of these fluctuations, the value of the Merger Consideration will also vary. For example, based on the range of closing prices of ReShape Shares during the period from July 8, 2024, the last trading day before public announcement of the Merger, through April 23, 2025, of $8.5 to $339.50, the assumed Exchange Ratio represented a value ranging from a low of $6.10 to a high of $243.56 for each Vyome share.
The following table shows the shares outstanding pre- and post-Merger for purposes of this pro forma financial statement, as adjusted for the share exchange ratio.
	Shares Issued	Entitlement Shares in Combined Company to honor put/call option agreement using Vyome-USA and Vyome-India shares	Fully Diluted shares outstanding
Shares of Reshape, post reverse stock split	741,554	—	741,554
Shares to be issued to former Vyome debtholders, common and preferred shareholders, penny warrants (which will be exercised and convert to common shares prior to Merger date) for participation in Concurrent financing – a portion of which are subject to the put/call option agreement	4,930,407	946,854	5,877,261
Underlying entitlement of common Shares in the Combined company for former Indian resident shareholders for participation in Concurrent Financing by putting money in Vyome-India- subject to the put/call option agreement	—	920,459	920,459
	5,671,961	1,867,313	7,539,274
Shares to be issued in Concurrent Financing only for those amounts that come at merger closing in Combined company and the entitlement shares thru a put/call option agreement using the shares of Vyome’s subsidiary as a result of such an investment at merger closing in Vyome’s India subsidiary	552,062	92,613	644,675
Post-merger, proforma shares outstanding in Combined company and Vyome subsidiary in India	6,224,023	1,959,926	8,183,949

The following table shows the split fully diluted shares outstanding for purposes of this pro forma financial statement:
Shares
Post-merger Vyome stock options outstanding	1,758,667
Post-merger, proforma shares outstanding	8,183,949
Fully diluted shares outstanding	9,942,616
As a result of the conversion of the Vyome Convertible Debt, preferred stock and Bridge Financing to common shares prior to the Merger, Vyome will have an estimated 6.8 million common shares outstanding and 2.6 million shares subject to the put/call option described below.
ReShape completed a 1-for-58 reverse stock split in September 2024 and a 1-for-25 reverse stock split in May 2025, prior to the Merger such that approximately 0.7 million common shares will be outstanding. In connection with the Merger and pursuant to the Exchange ratio, ReShape will issue approximately 4.9 million shares to former Vyome shareholders. At the Merger date, there will be 0.9 million entitled shares of the Combined Company which are subject to put/ call option agreement using Vyome shares owned by certain Indian resident shareholders. At the Merger date, there will be 0.9 million entitled shares of the Combined Company which are subject to put/call Option agreement using Vyome’ subsidiary shares owned by certain Indian resident shareholders. At the Merger date, there will be Vyome stock options outstanding for the purchase of approximately 1.8 million shares of common stock.
Post Merger, the combined company is expected to issue approximately 0.6 million shares of common stock from the Concurrent Financing, raising expected gross proceeds of approximately $6.9 million. Also, as part of Concurrent financing for the investments made by certain India resident shareholders in Vyome’s subsidiary in India, there will be approximately 0.1 million entitled shares of the Combined Company which are subject to put/call option agreement using this investment-related shares in Vyome’s subsidiary in India. The actual value of the Merger Consideration will be subject to change based on the final Exchange Ratio determined as of the Determination Date and the underlying market price of the ReShape Shares. As a result, changes in Reshape’s stock price will impact the market value of the ReShape Shares to be issued in the Merger. This is also indicated below through the sensitivity analysis performed using the hypothetical change in the closing price of ReShape Shares to assess the impact on the number of shares issued to holders of Vyome Shares and the number of ReShape Shares underlying the ReShape preferred stock and warrants to be issued in exchange for Vyome Series C Preferred Stock and warrants, respectively, as part of Merger Consideration on the Effective Date.
Based on ReShape’s closing share price of $7.75 on April 17, 2025, the value of shares to be issued in connection with the Merger will be approximately $52.6 million. This amount reflects the following:
•
Shares to be issued to former Vyome debtholders, common and preferred shareholders, penny warrants (which will be exercised and convert to common shares prior to Merger date) for participation in Concurrent financing — a portion of which are subject to the put/call option agreement.

•
Underlying entitlement of common shares in the combined company for former Indian resident shareholders for participation in Concurrent Financing by putting money in Vyome-India-subject to the put/call option agreement

The value of shares to be issued post Merger, in connection with the Concurrent Financing, will be approximately $5.0 million. This amount reflects the following:
•
Shares to be issued in Concurrent Financing only for those amounts that come at merger closing in combined company and the entitlement shares thru a put/call option agreement using the shares of Vyome’s subsidiary as a result of such an investment at merger closing in Vyome’s India subsidiary

This amount will change based on fluctuations in the market price of ReShape common shares. Vyome believes that a 10% fluctuation in market price of ReShape common shares is reasonably possible based on historical volatility, and the potential effect on the value of shares to be issued would be:

	ReShape’s share price	Value of shares to be issued in connection with Merger	Value of shares to be issued Post Merger
	(in thousands)
As presented	$7.75	$52,682	$4,996
10% increase	8.53	57,951	5,496
10% decrease	6.98	47,414	4,497
5. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet — Pro Forma Adjustments
ReShape Pro Forma Adjustments:
A:   The proceeds from the sales of the ReShape operating business to BioRad will be used primarily pay costs related to Merger costs, employee costs and other matters. A portion of the remaining cash available after payment of such expenses will be paid to the ReShape Series C preferred shareholders and left in the Combined Company subject to various considerations, including whether ReShape undertakes a bridge loan. The tables below reflect adjustments to cash and cash equivalents as of December 31, 2024, based upon the assumption that no additional bridge loan is undertaken:
December 31, 2024:
Amount
(in thousands)
Change in control bonus – paid to Preferred Series C shareholders(1)	$(1,000)
Contingent success fee(2)	(1,500)
Cash paid for third party expenses(3)	(680)
Consideration to Vyome for Legal and Audit fees(4)	(400)
Cash paid for PTO and Severance(5)	(1,518)
Cash paid for D&O Tail(6)	(782)
Cash proceeds from Asset Sale to Biorad(7)	2,250
A/R-A/P Adjustment(8)	(1,750)
Net proceeds from Securities Purchase Agreement Offering(9)	4,548
Total pro forma adjustment to cash and cash equivalents	$(832)

(1)
Reflects payment of $1.0 million to Preferred Series C shareholders related to change in control payout under the Series C purchase agreements.

(2)
Reflects contingent success fee to be paid to Maxim upon completion of transaction.

(3)
Reflects costs paid related to the Merger transaction. Amounts include fairness opinion, legal, and audit fees.

(4)
Reflects payment to Vyome for Legal and Audit fees as a condition to the closing of the Merger.

(5)
Reflects severance, termination, or similar payments due to certain current and former employees.

(6)
Reflects costs for the “tail” D&O insurance policies paid in accordance with the Merger Agreement.

(7)
Reflects cash proceeds from the Asset Sale to Biorad ReShape will sell substantially all of its assets (excluding cash) to Biorad, and Biorad will assume substantially all of ReShape’s liabilities, for a purchase price of $2.5 million in cash.

(8)
Reflects payment for the net settlement of remaining accounts payable and accounts receivable from Reshape at closing of the Merger.

(9)
Reflect net proceeds from Securities Purchase Agreement with certain investors pursuant to which the Company agreed to issue and sell to the Investors (i) 103,005 shares of the Company’s common stock,

par value $0.001 per share (ii) warrants to purchase up to 103,005 shares of Common Stock at an initial exercise price of $145.75 per share. The Securities were sold as part of units at a price of $58.25 per unit. The offering closed on February 18, 2025.
B:   Reflects the elimination of ReShape’s assets and liabilities as of December 31, 2024 to the standalone operating entity, as Vyome is not assuming any of ReShape’s assets or liabilities in the transaction. These adjustments reflect the impact of the sale of substantially all ReShape’s assets and liabilities to BioRad, and the elimination of the operating accounts of ReShape as a result of the Asset Sale.
C:    To record the (i) elimination of ReShape’s historical equity, (ii) issuance of ReShape Shares to Vyome stockholders upon closing of the Merger, (iii) transaction costs associated with the Merger, and (iv) impact of reverse capitalization transaction.
Amount
(in thousands)
Elimination of Reshape’s historical APIC balance	$(642,555)
Reverse Recapitalization of Reshape Equity	(253)
Change in control bonus – paid to Preferred Series C shareholders	(1,000)
Entitlement Shares in Combined Company to honor put/call option agreement and issuance of common stock to Vyome as part of merger	(5)
Payment of contingent success fee	(1,500)
Payment of third party expenses	(680)
Payment of PTO and Severance	(1,518)
Payment of D&O Tail	(782)
Gain from Asset Sale to Biorad	2,289
Transaction costs booked to APIC	(2,295)
Issuance of common stock from Securities Purchase Agreement Offering	5,454
Total pro forma adjustments to APIC	$(642,845)
Amount
(in thousands)
Elimination of Reshape’s historical accumulated deficit	$642,704
Payment of other miscellaneous transaction costs	145
Total pro forma adjustment to accumulated deficit	$642,849
Vyome Pro Forma Adjustments:
D:   Through August 2024, Vyome continued its compulsory note payable bridge offering (“Bridge Financing”), which could be raised prior to the Merger. The term of these Bridge Financing notes is similar to the convertible notes issued by Vyome since 2020 and may be issued by either the Vyome US parent company or the Vyome subsidiary in India. Through March 31, 2025, the Vyome US parent company raised approximately $0.6 million of these Bridge Financing notes which, along with accrued interest, will convert immediately prior to the Merger at a 25% discount to the 30% discount to the valuation determined through the Merger. The Bridge Financing notes issued by the Vyome subsidiary in India of approximately $86,000 (of which approximately $31,250 is yet to come into Vyome subsidiary due to delay in closing conditions precedent) have the same terms and are also subject to a “put/call option” — see discussion below. Immediately prior to the Merger, all but the notes subject to the put/call option from such Bridge Financing notes were converted into shares of common stock of Vyome.
In July 2024, Vyome commenced a debt and equity offering (“Concurrent Financing”) of up to $10 million to be issued by Vyome. It’s subsidiary in India and the combined company immediately after completion of Merger. The investors in the Concurrent Financing were able to invest in a one-year 8% compulsory convertible note issued by either Vyome or the Vyome subsidiary in India or shares of either the combined company or Vyome’s subsidiary entity in India. Certain investors also received a warrant to purchase shares of the combined company’s common stock at $0.001 per share. The Company has received commitments of approximately $6.5 million of the combined company common stock and has received commitments of approximately $1.0 million of common stock of the Vyome subsidiary in India and are also subject to a “put/call option” — see discussion below — under such Concurrent Financing.
E:   Vyome’s outstanding principal amount of their Convertible Notes including any unpaid accrued interest shall automatically convert in whole into Vyome’s common shares immediately prior to the Merger date at a conversion price equal to the assumed pre-Merger valuation per share multiplied by 0.75 and then multiplied by 70%. Since this conversion is deemed to have happened at the beginning of each period presented, the recorded interest expense and changes in the fair value of the convertible notes is eliminated from the presentation of the pro forma results of operations.
F:   Each share of Vyome’s preferred stock is mandatorily convertible into shares of Vyome common stock at the conversion price as defined in the shareholders’ agreement immediately prior to the Merger date. However, certain India-based shareholders will not convert their preferred shares into common shares due to regulatory restrictions. Instead, they will receive shares subject to the put/call option — see below.
The shares issued by Vyome subsidiary in India and certain shares owned by Indian resident shareholders are subject to put and call option agreements whereby the Combined Company can call the shares at the quoted market value on such date called by the combined company, or the shareholders can put their shares to the combined company either for exchange, subject to certain conditions, of the equivalent number of combined company shares or for a specified amount of cash subject to explicit approval of the board of directors of the combined company.
G:   Vyome’s estimated transaction costs for the Merger related expenses is $1.7 million.
6. Notes to Unaudited Pro Forma Condensed Combined Statement of Operations — Pro Forma Adjustments
E: — Refer to Note E above for adjustments related to Vyome’s convertible debt.
7. Pro Forma Weighted Average Shares (Basic and Diluted)
Basic net loss per share of common stock is computed by dividing net loss by the weighted average number of vested shares of common stock outstanding during the period. Diluted net income per share of common stock is computed by dividing net income by the weighted average number of common and dilutive common-equivalent shares outstanding during each period. The exchanged Vyome stock options were excluded from the calculation of weighted average dilutive shares of common stock because their inclusion would have been anti-dilutive.
The below tables reflect the Pro Forma earnings per share computation as of December 31, 2024.
Pro Forma For the Year Ended December 31, 2024
(in thousands)
Numerator for basic earnings per share calculation:
Pro Forma loss (for basic and diluted EPS)	$(1,124)
Denominator for basic and diluted earnings per share calculation:
Weighted-average ReShape’s outstanding shares	741,554
Entitlement Shares in Combined Company to honor put/call option agreement and issuance of common stock to Vyome as part of merger and Concurrent Financing	7,442,395
Pro Forma weighted average shares (basic and diluted)	8,183,949
Pro Forma earnings per share (basic and diluted)	$(0.14)